Exhibit 1

PERION ANNOUNCES THIRD QUARTER 2011 RESULTS; RECORD REVENUES

Smilebox addition results in improved annual revenue guidance

TEL AVIV, ISRAEL – November 14, 2011 – Perion Network Ltd. (NASDAQ: PERI), formerly IncrediMail Ltd., today announced results for the third quarter ending September 30, 2011.

Third Quarter 2011 non-GAAP Financial Highlights Include:

•	Record revenues increased 20% year-over-year to $9.0 million;

•	Premium and other revenues increased 87% year over year to $3.0 million;

•	Net income totaled $1.8 million, compared to $2.8 million in the third quarter of 2010;

•	Year to date cash flow from operations totaled $5.4 million, cash balance of $9.5 million;

•	Secured $20 million long term bank credit facility, still unutilized.

Commenting on the results, Josef Mandelbaum, Perion’s CEO, said, “With one month of consolidated activity included in our Q3 results, we can already see the positive impact that Smilebox has had on our operations and results.  We had record revenues and most importantly, significant growth in premium and advertising sales, which provides us with a more balanced revenue mix.  While our net income was lower on a year over year basis we are extremely pleased with our customer acquisition effort, which was the largest factor in our lower net income, and expect it to drive future revenue growth and profitability.”

Third Quarter 2011 Operating Metrics:

•	Total downloads for the quarter were 4.0 million versus 2.9 million in Q3 2010

•	Installed base was 9.6 million at the end of Q3, a 31% increase from the end of Q3 2010

•	Total search queries for the quarter were 276 million, a 6% decrease from Q3 2010

•	Premium subscribers increased to 370,000 a 125% increase from Q3 2010

Third Quarter 2011 Operational Highlights Include:

•	Successfully completed Smilebox acquisition;

•	Launched beta of webmail version for IncrediMail;

•	Launched Smilebox mobile app on iPhone;

•	Integrated Facebook photos into PhotoJoy;

•	Expanded into new computer safety and security category with beta launch of Fixie.

“In addition,” Mandelbaum continued, “the integration with Smilebox is proceeding as planned and I am happy to report that on a Non-GAAP basis Smilebox should be breakeven in Q4 of this year and we are confident that it will be profitable in Q1 of 2012, well ahead of plan.  We continue to make good progress on our strategy and with our name change to Perion, the addition of Smilebox and launch of new organic products we continue to be excited about our broader landscape and the future it holds.”

Updated Fiscal Year 2011 Guidance:

With the addition of Smilebox, we are updating our guidance for 2011 and projecting non-GAAP revenue of $37 million and non-GAAP net income of approximately $8 million for this year.

Non-GAAP Financial Comparison for the Third Quarter and Nine Months Ended September 30, 2011:

Revenue: Third quarter revenue reached a record $9.0 million, primarily as a result of the consolidation of Smilebox revenues and growth in other revenues from our IncrediMail product.  In the first nine months of 2011 revenues were a record $25.7 million, up 19% compared to the same period last year. The year to date growth is primarily attributable to: the ongoing increase in search generated revenues, an increase in other revenues from our IncrediMail product, and the addition of Smilebox beginning in September.

Gross Profits: Third quarter gross profit was $8.4 million, up 18% from $7.1 million in the third quarter of 2010.  For the first nine months of 2011 gross profits reached $24.3 million, increasing 18% compared to the first nine months of 2010.  With the incorporation of revenues and the premium content licensing costs of our Smilebox product, the gross profit margin slightly decreased in the third quarter of 2011 compared to prior periods, and was approximately 93% of sales.

Customer Acquisition Costs: Third quarter CAC were $2.6 million, compared to $0.4 million in the third quarter of 2010, and in the first nine months of 2011 CAC were $4.9 million, compared to $1.3 million in the same period last year.  This increase is a direct result of our growing media buying efforts, and the addition of the customer acquisition activities related to Smilebox.

EBITDA: Third quarter EBITDA decreased from $3.8 million in 2010 to $2.4 million this year, and for the first nine months of 2011 EBITDA was $8.5 million, compared to $10.5 million in the same period last year.  The decrease in both the three and nine month measures is primarily a result of our increased CAC which was partially offset by the increase in gross profit.

Net Income: Third quarter net income decreased from $2.8 million in 2010 to $1.8 million this year, and for the first nine months of 2011 net income was $6.7 million, compared to $7.6 million in the same period last year.  The decrease was primarily attributable to the increased investment in CAC with the expected delay in subsequent revenues, and was partially offset by the increase in revenues from advertising and search.

Cash Flow from Operations: Year to date cash flow from operations was $5.4 million compared to $7.3 million in the third quarter of 2010.  This was largely due to the increase in trade accounts receivables of $1.7 million, which was received shortly after the end of the quarter, as well as the aforementioned lower net income which was due primarily to investments in CAC which had increased $2.2 million.

Conference Call
Perion will host a conference call to discuss the results today, November 14th at 10:00 AM EST (17:00 PM Israel Time). To listen to the call and view the accompanying slide presentation, please visit the Investor Relations section of Perion’s website at www.perion.com. Click on the link provided for the webcast, or dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0685.  The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.,
Founded in 2000, Perion (NASDAQ:PERI) is a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable.  Focusing on an underserved market of second wave adopters who value their time online, Perion offers a growing portfolio of easy-to-use products.  The Company’s products include: IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 10 different languages; Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life’s moments into digital creations to share and connect with friends and family in a fun and personal way; PhotoJoy, a photo discovery and sharing screensaver & wallpaper product; and Fixie a PC optimization product.  For more information on Perion (NASDAQ:PERI), visit www.perion.com.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, one time compensation expenses, non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com

Source: Perion (NASDAQ: PERI)

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
Search	$5,955	$5,862	$19,007	$16,764
Product	2,006	1,282	4,516	4,133
Other	1,031	346	2,207	801
Total revenues	$8,992	$7,490	$25,730	$21,698
Gross Profit	$8,389	$7,108	$24,284	$20,544
Operating Income	$2,042	$3,570	$7,778	$9,900
Net Income	$1,817	$2,812	$6,672	$7,597
Diluted EPS	$0.18	$0.29	$0.67	$0.78

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
Search	$5,955	$5,862	$19,007	$16,764
Product	1,445	1,282	3,955	4,133
Other	1,031	346	2,207	801
Total revenues	8,431	7,490	25,169	21,698
Cost of revenues	686	382	1,529	1,154
Gross profit	7,745	7,108	23,640	20,544
Operating expenses:
Research and development	1,726	1,707	5,067	4,895
Selling and marketing	712	715	2,477	2,391
Customer acquisition costs	2,625	405	4,942	1,322
General and administrative	2,437	1,373	5,983	3,060
Total operating expenses	7,500	4,200	18,469	11,668
Operating income	245	2,908	5,171	8,876
Financial income, net	100	186	234	275
Income before taxes on income	345	3,094	5,405	9,151
Taxes (benefit) on income	325	944	(71)	2,578
Net income	$20	$2,150	$5,476	$6,573

Basic earnings per share	$0.00	$0.22	$0.56	$0.68
Diluted earnings per share	$0.00	$0.22	$0.55	$0.67

Basic weighted number of shares	9,817	9,634	9,757	9,599
Diluted weighted number of shares	10,013	9,724	10,016	9,785

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
GAAP revenues	$8,431	$7,490	$25,169	$21,698
Valuation adjustment on acquired deferred product revenues	561	-	561	-
Non-GAAP revenues	$8,992	$7,490	$25,730	$21,698

GAAP gross profit	$7,745	$7,108	$23,640	$20,544
Valuation adjustment on acquired deferred product revenues	561	-	561	-
Amortization of acquired intangible assets	83	-	83	-
Non-GAAP gross profit	$8,389	$7,108	$24,284	$20,544

GAAP operating expenses	$7,500	$4,200	$18,469	$11,668
Acquisition related expenses	809	-	1,030	-
Share based compensation	326	212	915	574
One time compensation expenses	-	450	-	450
Amortization of acquired intangible assets	68	-	68	-
Other	(50)	-	(50)	-
Non-GAAP operating expenses	$6,347	$3,538	$16,506	$10,644

GAAP operating income	$245	$2,908	$5,171	$8,876
Valuation adjustment on acquired deferred product revenues	561	-	561	-
Acquisition related expenses	809	-	1,030	-
Share based compensation	326	212	915	574
One time compensation expenses	-	450	-	450
Amortization of acquired intangible assets	151	-	151	-
Other	(50)	-	(50)	-
Operating income adjustments	1,797	662	2,607	1,024
Non-GAAP operating income	$2,042	$3,570	$7,778	$9,900

GAAP Net income	$20	$2,150	$5,476	$6,573
Operating income adjustments	1,797	662	2,607	1,024
Non-recurring tax benefits	-	-	(1,411)	-
Non-GAAP net income	$1,817	$2,812	$6,672	$7,597

GAAP diluted earnings per share	$0.00	$0.22	$0.55	$0.67
Non-GAAP diluted earnings per share	$0.18	$0.29	$0.67	$0.78
Shares used in computing US GAAP diluted earnings per share	10,013	9,724	10,016	9,785
Shares used in computing Non-GAAP diluted earnings per share	10,013	9,724	10,016	9,785

Non-GAAP net income	$1,817	$2,812	$6,672	$7,597
Income tax expense (credit)	326	944	(71)	2,578
Non-recurring tax benefits	-	-	1,411	-
Interest income, net	(100)	(186)	(234)	(275)
Depreciation and amortization	333	193	683	587
Non-GAAP EBITDA	$2,376	$3,763	$8,461	$10,487

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data), unaudited

	September 30,	December 31,
	2011	2010
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,517	$16,055
Marketable securities	-	14,973
Trade receivables	5,580	2,795
Deferred taxes, net	258	-
Other receivables and prepaid expenses	2,857	4,485
Total current assets	18,212	38,308
LONG-TERM ASSETS:
Severance pay fund	707	877
Deferred taxes, net	-	102
Other long-term assets	534	478
Property and equipment, net	1,328	1,381
Goodwill and other intangible assets, net	32,060	202
Total long-term assets	34,629	3,040
Total assets	$52,841	$41,348

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,290	$1,831
Deferred revenues	3,182	2,204
Accrued expenses and other liabilities	13,455	6,206
Total current liabilities	18,927	10,241
LONG-TERM LIABILITIES:
Deferred revenues	1,267	1,576
Accrued severance pay	1,231	1,379
Other	52	-
Total long-term liabilities	2,550	2,955

SHAREHOLDERS' EQUITY
Shares authorized: 15,000,000 and 40,000,000 and Shares issued and outstanding: 9,912,971 and 9,701,750 as of September 30, 2011 and December 31, 2010, respectively;	31,364	28,152
Total liabilities and shareholders' equity	$52,841	$41,348

PERION NETWORK LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, unaudited

	Nine months ended September 30,
	2011	2010
Cash flows from operating activities:
Net income	$5,476	$6,573
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	683	587
Stock based compensation expense	915	574
Amortization of premium and accrued interest on marketable securities	37	52
Loss (gain) from marketable securities, net	48	(140)
Deferred taxes, net	163	(655)
Accrued severance pay, net	22	(16)
Net changes in operating assets and liabilities:
Trade receivables	(2,698)	(179)
Other receivables and prepaid expenses	980	1,513
Other long-term assets	293	18
Trade payables	(809)	(83)
Deferred revenues	97	(471)
Accrued expenses and other liabilities	144	(511)
Net cash provided by operating activities	5,351	7,262

Cash flows from investing activities:
Purchase of property and equipment	(193)	(176)
Long term restricted deposit	100	-
Capitalization of software development and content costs	(1,020)	(159)
Acquisition of subsidiary, net of acquired cash	(21,708)	-
Proceeds from sales of marketable securities	26,703	7,995
Investment in marketable securities	(11,915)	(18,384)
Net cash used in investing activities	(8,033)	(10,724)

Cash flows from financing activities:
Exercise of share options	29	375
Dividend paid	(3,885)	(4,130)
Net cash used in financing activities	(3,856)	(3,755)
Decrease in cash and cash equivalents	(6,538)	(7,217)
Cash and cash equivalents at beginning of period	16,055	24,368
Cash and cash equivalents at end of period	$9,517	$17,151